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               FEBRUARY 10, 1998




               MATERIALS PREPARED FOR DISCUSSION


               TELEPHONE AND DATA SYSTEMS, INC.
               BOARD OF DIRECTORS


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               TELEPHONE AND DATA SYSTEMS, INC.

AMERICAN PAGING, INC.:  STAND ALONE VALUATION

          -    Paging Industry Generally:

               -  Increased competition

               -  High capital requirements

               -  Depressed earnings, cash flow and market valuations

          -    APP:

               -  Weak financial performance

               -  Failed restructuring efforts

               -  Growth in subscribers declining

               -  Cash flow requirements of $3.0 million per month

               -  No business plan

Given, among other things, the above issues, APP's value on a stand-alone basis is likely to be defined by the value of its assets on a liquidation basis -- a figure that would likely be below that placed on APP by a potential acquiror assessing the Company not only for its assets but also for its future potential under the acquiror's own management team, philosophy and business capabilities.


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          TELEPHONE AND DATA SYSTEMS, INC.

OVERVIEW OF SALE PROCESS

-    Sale process initiated in summer of 1996.

- Approximately 50 potential acquirors were contacted regarding a possible transaction with APP.

- A Confidential Memorandum was requested by and furnished to approximately ten potential acquirors, both strategic and financial, together with a bid procedure letter requesting that non-binding indications of interest be submitted by the end of January 1997.

- Written indications of interest were not received until the spring of 1997; only two bidders, TSR and one other strategic acquiror ("Otherbidco"), initially submitted indications of interest.

- From May through December 1997, APP worked with both TSR and Otherbidco to facilitate due diligence and assist them in developing firm and binding proposals.

         - TSR's final proposal yields an estimated present value for TDS's 30% equity stake in the combined TSR/APP, based on a discounted cash flow analysis, of approximately $143 million - $180 million.

         - Otherbidco's final proposal had an estimated present value of approximately $105 million - $110 million.

- In early December, an acquisition proposal also was received from one financial buyer consisting of $95 million in cash and a contingent note of $25 million, subject to due diligence and financing.

-    Definitive agreement executed with TSR.


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